Exhibit 99.3
SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
ELRON ELECTRONIC INDUSTRIES LTD.
March 3, 2009
Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
¯  Please detach along perforated line and mail in the envelope provided.   ¯
■	00030200000000000000 0			030309
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

					FOR	AGAINST	ABSTAIN
1.
to re-elect Mr. Yaacov Goldman for a third term as an External Director, as defined in the Israel Companies Law, 1999, to the Board of Directors of the Company.

Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or voting on behalf of a controlling shareholder? - must be completed for vote to be counted.
					☐	☐	☐
					YES	NO
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The shares represented by the Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted “FOR” in the Proposal listed above.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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ELRON ELECTRONIC INDUSTRIES LTD.
THIS PROXY SOLICITED BY THE BOARD OF DIRECTORS
FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 3, 2009
The undersigned hereby constitutes and appoints DORON BIRGER and DONNA GERSHOWITZ and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of ELRON ELECTRONIC INDUSTRIES LTD. (the “Company”), standing in the name of the undersigned at the close of business January 30, 2009 at the Special General Meeting of Shareholders of the Company to be held at the offices of the Company at 3 Azrieli Center, The Triangle Building, 42nd Floor, Tel-Aviv, Israel, on March 3, 2009, at 10:00 am (Israel time), and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows:
(Continued and to be signed on the reverse side)

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